

Mail Stop 6010

February 12, 2008

VIA U.S. MAIL and FACSIMILE

Harold C. F. Dickout
Chief Executive Officer
Americas Wind Energy Corporation
24 Palace Arch Drive
Toronto, Ontario, Canada   M9A 2S1

  RE: Americas Wind Energy Corporation
     Form 10-KSB for the fiscal year ended July 31, 2007
     Filed November 13, 2007
     File No. 000-50861

Dear Mr. Dickout:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended July 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operation for the year ended July 31, 2007 compared to July 31, 2006, page 17

1.   We note that you recognized revenues of $950,853 and cost of sales of $984,659
        for the year ended July 31, 2007. In your response and in future filings, please
        describe the composition of cost of sales and the circumstances that resulted in
        cost of sales greater than revenues.

2.   We see that general and administrative expense increased over 300% to $802,179
        for the year ended July 31, 2007. Please tell us and revise future filings to
        describe and quantify the components of general and administrative expense.
        Also describe the specific reasons for the significant increase from the prior year.

Liquidity and Capital Resources, page 17

Operating Activities, page 18

3.   In your response and in future filings, please clarify how a decrease in accounts
        receivable contributed to an increase in cash outflows for the year ended July 31,
        2007. It appears as though accounts receivable increased during the period. In
        future filings, please also describe the underlying reasons for significant
        fluctuations in balance sheet accounts that impacted cash flows.

4.   We see the significance of contract related amounts in your balance sheet. Please
        expand future filings to make disclosure about billing and payment arrangements
        of the underlying contracts. Also provide disclosure about the status of
        significant projects, including when you expect to recognize the related revenue.

Application of Critical Accounting Policies, page 19

Intangible Asset

5.   Please tell us and in future filings disclose how you assess the license asset for
        impairment. In that regard describe how you determine fair value, including
        methods, models and assumptions. Describe the nature and extent of estimates
        and subjective judgments that underlie the estimate of fair value.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

6.   Tell us whether the 25 million Class A special voting shares are legally issued and outstanding. Also explain why believe it is appropriate under US GAAP to present those shares as "deemed canceled" and why it is appropriate under US GAAP to present the additional 25 million common shares as "deemed issued." That is, explain why your assumption about conversion is appropriate for presentation purposes under US GAAP. Your support in US GAAP should be specific.

Note 1. Organization, Development Stage Activities, Reverse Merger Transaction and Going Concern

Going Concern Assumption, page F-8

7.   In future filings please revise this note and MD&A to provide details of your specific plan of operations, including plans to fully develop planned products and services, plans to generate sufficient liquidity, financing needs and expected sources of this financing. The discussion should also contain appropriate and prominent disclosure of your financial difficulties and viable plans to overcome these difficulties and resolve the doubts about your continued existence. Refer to FRC 607.02.

Note 2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-11

8.   To help us understand your business and revenue recognition model, in a written response, please explain the typical nature, terms and steps involved in completion of a sales arrangement with a customer. In that regard, please describe:
- The process of acquiring and installing wind turbine systems, including a timeline of typical steps involved,
- The extent of assembly effort for equipment and the system as a whole, including who performs those steps.
- When title passes for equipment,
- Billing and payment arrangements,
- Refund and return provisions,
- Customer acceptance provisions, and
- Warranties and post-installation obligations.

Your written response should fully explain the steps you undertake to complete the contractual arrangements through which you generate revenue.

9.   You disclose that you recognize revenue from the sale of wind turbines on a completed contract basis, which approximates the percentage-of-completion method. Tell us why you believe that it is appropriate to apply contact accounting for your sales arrangements. In that regard:

- Describe your consideration of paragraphs 12 through 14 of SOP 81-1, including why you believe the products you sell and install are not produced in a "standard manufacturing operation." Explain the extent to which wind turbine products are customized and the extent to which specifications are provided by the customer.
- Explain why you believe that your sales arrangements should not be accounted for and presented in your financial statements under the general principals of SAB 104 for standard equipment delivered and installed at a customer location.
- Explain your consideration of multiple-element accounting under EITF 00-21.

Note 4. Costs and Billings on Uncompleted Contracts, page F-17

10.   Tell us what you consider to be contract costs as included in the captions "costs incurred on uncompleted contracts."   Please be specific. Please also disclose in future filings.

11.   We see that you reported a "gross loss" in each year in which you reported revenues. Please tell us why you generated losses on those contracts; and, in light of those losses, tell us how you evaluated contracts in process for losses that should be accrued in advance of completion. Tell us about any actual losses accrued or explain why none are necessary.

Note 5. Investment in Emergya Wind Technologies B.V, Inc., page F-18

12.   Tell us whether the purchaser of the shares in EWT was a shareholder in your business at the time of the transaction. If so, in response to this comment identify the individual and the extent of their ownership interest in your company. As a related matter, tell us and in future filings disclose how the sales price was determined.

Note 7. Intangible Asset, page F-18

13.   We see that the technology license agreement was assigned an indefinite useful life. It is unusual for a technology related intangible to be assigned an indefinite useful life. Accordingly, please fully describe the basis in U.S. GAAP for your

conclusion. Your response should fully describe your consideration of each of the factors listed in paragraph 11 of SFAS 142 to be accounted for as an indefinite lived asset.

14.   As a related matter, tell us whether there are underlying patents and the lives of those patents. Also please describe the nature and extent of other legal protections that would be barriers to entry to your planned business.

Note 10. Due to Investors, page F-19

15.   You indicate that the short term loans were converted to equity. Please tell us where that conversion is presented on the statement of stockholders' equity.

Note 12. Capital Stock, page F-20

16.   Please revise future filings to disclose how you valued the stock purchase warrants issued in connection with the private placement on August 11, 2006. In addition, please describe how you valued the 250,000 compensation options issued on the same day.   Please describe the methods, models and assumptions.

17.   If the special voting shares are legally issued and outstanding in a written response and in future filings, please describe all significant terms and provisions of those shares. Clarify how they differ from your other common shares.

Note 18. Comparative Figures and Correction of an Error, page F-24

18.   We see that you recorded an adjustment of $105,877 from other comprehensive loss to income for the year ended July 31, 2005. Please tell us why the financial statements should not be restated and include all of the disclosures required by APB 20.

Item 8A. Controls and Procedures, page 28

19.   In future filings, please revise the disclosure concerning changes in internal control over financial reporting to disclose any change in your internal control over financial reporting that occurred during the *last fiscal quarter* that has *materially affected, or that is reasonably likely to materially affect*, your internal control over financial reporting, consistent with the language of amended Item 308(c) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant